Exhibit 99(ee)

[Letter to members of professional investment community which may hold shares of individual holder in "street name".]

[MidAmerican Energy letterhead]

ATTENTION PROFESSIONAL INVESTMENT COMMUNITY:

MUST READING BEFORE ADVISING CLIENTS WHO HOLD IES STOCK!!!

* Higher Value - The MidAmerican proposal to merge with IES Industries provides IES shareholders with two options: an exchange of stock for 2.346 MidAmerican shares for each IES share (a $37.83 value based on 8/23/96 closing prices) or $39.00 per share in cash.** In contrast, the proposed Wisconsin deal offers a value of only $34.91 per IES share, based upon a 1.14 exchange ratio at 8/23/96 closing stock prices.

* Choice - Shareholders can receive all stock if they choose, or exchange their shares for cash.**

* Tax-Free Option - Shareholders who exchange IES shares for MidAmerican stock will receive new MidAmerican share in a tax-free exchange.

* Higher Dividend - The MidAmerican proposal offers an annual dividend of $2.82 per IES share - 25% higher than the $2.25 a shareholder would receive in the Wisconsin deal. (Of course, if you elect to receive cash for your shares, you will not continue to receive dividends.) In fact, until MidAmerican made its offer, the Wisconsin deal included a dividend cut for IES shareholders.

* Secure Dividend - For the twelve months ending June 30, 1996, MidAmerican's earnings exceeded its dividend by more than 18%. What's more, the savings we expect from a MidAmerican-IES Merger will more than offset the cost of nay new debt we may take on to accomplish that merger.

* Financially Strong Company - MidAmerican Energy has an "A+" credit rating from Standard & Poor's. That's higher than IES' current S&P rating. Furthermore, we intend to pay down debt after the merger. MidAmerican has over $800 million in non-core assets that we're looking to redeploy into core energy and communications businesses, including the proposed merger with IES.

* Rapid Transaction Closing - In the last five years, MidAmerican has completed two similar mergers in less than twelve months, and we believe this transaction can be completed in the same time frame. In fact, MidAmerican has already filed its approval application with the Federal Energy Regulatory Commission. MidAmerican strongly believes that we can complete this transaction as soon as IES and the other parties can complete the Wisconsin deal - if not earlier.

     ** If holders or more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. If a shareholder gets a combination of cash and stock, the stock portion will be entirely tax-free.

* Clear Strategy - MidAmerican intends to become a major regional energy and communications company. The fact that the combined MidAmerican/IES would have a combined 41% holding in McLeod, Inc., a $1.2 billion publicly-traded telecommunications company, is evidence of our intent.

                       VOTE AGAINST THE WISCONSIN DEAL!!!
                            TIME IS OF THE ESSENCE!!
                            The MidAmerican Proposal:
                                  Better Value
                                 Better Dividend
                                 Better Strategy

         In order for your clients to preserve their opportunity to consider the MidAmerican proposal, it is vital that they vote AGAINST the Wisconsin Transaction. Please remember that time is of the essence and each and every vote is important. Note that if your clients hold stock in "street name" they must return their proxies directly to your proxy department or its agent in order for their shares to be voted.

         If you would like additional copies of our materials, or have any questions, please call us toll-free at 1-(888) 776-4692.

         Thank you for your assistance.

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.

[Analyst report]

Utilities

Edward Tirello, Jr.              Barbara Coletti                Joseph Garcia
(212) 602-4777                  (212) 602-4774                  (212) 602-4781

MIDAMERICAN ENERGY (MEC-NYSE)

Price 52-Wk. EPS P/E Ratios First Call Consensus Ind. 5 Yr. Proj. Mkt. Target 8/19/96 Range 1995A1996E1997E 1996E1997E 1996E1997E Yield Growth Rate Cap. Price
$15 7/8 $19-$14 $1.55 $1.51 $1.48 10.5x 10.7x $1.54 $1.55 7.6% 3.4% $1,600  NA

Return on Equity (96E):             10.1%
Book Value/Shr.:                    $11.57
Daily Volume:                       105.7
Debt/Total Capital:                 55%
Insider Holdings:                   0%
Institutional Holdings:             16%
DJIA:                               5692.41

ANOTHER HOSTILE ATTEMPT

* IES Rejects MEC's Proposal. On August 16, 1996, MEC announced that IES Industries (IES-$33 7/8-NF) has rejected its merger proposal valued at approximately $1.17 billion. On August 5, 1996, MEC had announced a proposed merger with IES in a cash and stock transaction which would provide IES shareholders with a significant premium over the consideration they would receive in a proposed merger with WPL Holdings (WPH-$31 5/8-H) and Interstate Power (IPW-$31 3/8-NF). Under the MEC proposal, IES shareholders would receive $37.24 per IES share based on MEC's closing price on 8/15/96, and the opportunity , as a whole, to receive $39 per share in cash for up to 40% of the outstanding IES shares. Under the WPH deal, IES shareholders would received $36.20 per IES share based on the WPH closing price on 8/15/96. In addition, MEC's merger proposal would provide IES shareholders with a $2.82 dividend, based on the exchange ratio of 2.346 IES shares per MEC share and MEC's current annual dividend of $1.20 per share, in contrast to a $2.25 dividend under the Wisconsin deal assuming that WPH maintains its current dividend policy.

* MEC is Not Giving Up. IES has provided no compelling reasons for its rejection of the MEC offer. MEC is committed to its merger proposal and will solicit proxies from IES shareholders urging them to reject the Wisconsin deal. The offer, which is contingent upon receipt of all necessary approvals (i.e., shareholders, Iowa and Illinois commissions, FERC, SEC, Hart-Scott-Rodino), will provide more than $500 million in cost savings during the first ten years following consummation. It is anticipated that all necessary regulatory approvals can be obtained within 12 months after execution of a definitive merger agreement.

* Our Recommendation: Vote For the MEC/IES Combination. While on the surface it appears that the proposed merger with MEC and IES would provide greater benefits for IES shareholders than the transaction with WPH., we have adopted a position of cautious support given the high payout (80% by the year 2000). We believe that a hostile takeover can be completed. On September 5, 1996, IES shareholders are scheduled to vote on the proposed transaction with WPH We recommend that shareholders vote against the WPH proposal and in favor of MEC's proposal. A 50% majority vote of outstanding shares is required for approval of the transaction.

[NATWEST SECURITIES logo]

NatWest Securities Corp. 175 Water Street, New York, N.Y. 10038

     This report was prepared from data believed reliable but not guaranteed by us without further verification or investigation, and does not purport to be complete. It is not to be considered as an offer to sell or a solicitation of an offer to buy the securities of the companies covered by this report. Opinions expressed are subject to change without notice. NatWest Securities Corporation, its affiliates, and others associated with it may have positions and may effect transactions in securities of companies mentioned herein and/or may seek to perform investment banking services for those companies. Copyright 1996 NatWest Securities Corporation. Approved for publication in the United Kingdom by NatWest Securities Limited. Incorporating Wood MacKenzie & Co. Ltd., an affiliated company and member of The Securities and Futures Authority and the London Stock Exchange.

[MidAmerican Energy logo]

IMPORTANT DEVELOPMENT

The following important development was today reported as a news release:

               NATWEST SECURITIES RECOMMENDS THAT IES INDUSTRIES
                  SHAREHOLDERS VOTE AGAINST THE WISCONSIN DEAL

     Des Moines, Iowa (August 26, 1996) - NatWest Securities Corp. has recommended to shareholders of IES Industries Inc. (NYSE:IES) that they vote against the proposed merger with WPL Holdings, Inc. and Interstate Power Company (the "Wisconsin deal"). NatWest also recommends that IES shareholders support the alternative merger proposed by MidAmerican Energy Company (NYSE:MEC). Edward Tirello, Jr., a respected utility industry analyst for NatWest Securities, wrote in his report: "IES has provided no compelling reasons for its rejection of the
MEC offer . . . . We recommend that  shareholders  vote against the WPH proposal and in favor of MEC's proposal."

We believe this important development may assist you in reaching your voting decision.

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.

[Newspaper advertisement published in Iowa newspapers on August 27, 1996]

********************************************************************************
                            Here are some plain-truth
                              facts that IES hopes
                                  you'll ignore
********************************************************************************
             In a desperate effort to keep their Wisconsin deal from coming apart, IES is attacking MidAmerican Energy Company. Yet no matter how hard they try, they can't overcome these facts about our merger proposal:

1        Our dividend is better.
MidAmerican's proposal would pay IES shareholders $2.82 per current IES share vs. only $2.25 in the Wisconsin deal.* That's a 25% difference, yet IES is hoping you'll overlook this fact and accept a lower dividend for your shares. Who's kidding whom?
         And, even if IES were able to grow their future dividends by 1% per year, as suggested by a Wisconsin analyst, they wouldn't be able to match the $2.82 dividend MidAmerican is offering now...for 23 years!

2        Our dividend is secure.
For the twelve months ending June 30, 1996, MidAmerican's earnings exceeded its dividend by more than 18%!
         What's more, the savings we expect from a MidAmerican-IES merger will more than offset the cost of any new debt we may take on to accomplish that merger.

3        We are financially sound.
MidAmerican Energy has an A+ rating from Standard & Poor's. That's higher than IES' current S&P rating.
         We intend to pay down debt after the merger. MidAmerican has $800 million in non- utility assets that we're looking to redeploy into utility service and communications businesses, including the proposed merger with IES.

            The bottom line is this. MidAmerican Energy is a strong,
           Iowa-based company, with a proposal that offers more to IES shareholders.  Yet IES hopes  you'll  ignore the facts so they can push ahead with their Wisconsin deal.
         It's your choice...the higher-value MidAmerican proposal or the less-for-your-money Wisconsin deal. Your vote will help determine which direction IES takes.
********************************************************************************
                         Vote AGAINST the Wisconsin Deal
IES shareholders have been sent proxy materials, including a BLUE proxy, by MidAmerican Energy. Check the "Against" box; sign, date and mail the BLUE proxy as soon as possible. We urge you not to return any green or white proxies sent to you by IES. If you have already returned your IES proxy, we urge you to change your vote and vote AGAINST the Wisconsin deal by sending in the BLUE proxy. Only the latest-dated proxy will count. For more information about MidAmerican's merger proposal, call this toll-free number:
                         1-888-PRO-IOWA (1-888-776-4692)
********************************************************************************

[MidAmerican Energy Logo]

*Amounts are based on a MidAmerican  dividend of $1.20 and a conversion ratio of
2.346 shares of MidAmerican common stock per share of IES common stock; WPL dividend of $1.97 and conversion rate of 1.14 shares of WPL common stock per share of IES common stock.

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposal IES/WPL/Interstate transaction and thet proxy statement and other materials are incorporated herein by reference.

[Newspaper Advertisement Published in Iowa Newspapers on August 27, 1996]

                             Here are some questions
                                IES shareholders
                                should be asking

IES hasn't told its shareholders the whole story about the Wisconsin deal they're trying to push through. If you're an IES shareholder, you should ask for answers to these questions:

1. Why didn't IES tell its shareholders it had a better offer from MidAmerican Energy back in October 1995 before it agreed to sell out to a Wisconsin company at a price considerably less than what the company is worth? Now, they're again rejecting our superior offer.

2. Why did the IES Board twice vote for deals reducing dividends for IES shareholders, and only sweetened the deal when MidAmerican came along with its higher-value proposal? And if IES gets a go-ahead for the Wisconsin deal, what will happen to your dividend then?

3. Why is IES glossing over the complexity of the Wisconsin deal? After 10 months, a corporate structure has yet to be defined! Is the Wisconsin merger so complex that IES will have to become a Wisconsin corporation and a Wisconsin water utility?

4. Why does IES continue to reject MidAmerican's merger proposal? You should also ask why the IES Board of Directors, at a meeting held just last week, approved additional increases to the "Golden Parachutes" totaling $1.3 million in salaries and benefits for certain IES executives?
Just whose money is that anyway?

Shareholders, don't let IES rush you into their Wisconsin deal without answering these questions. Because the answers will affect you and your financial future.

                         Vote AGAINST the Wisconsin Deal
IES shareholders have been sent proxy materials, including a BLUE proxy, by MidAmerican Energy. Check the "Against" box; sign, date and mail the BLUE proxy as soon as possible. We urge you not to return any green or white proxies sent to you by IES. If you have already returned your IES proxy, we urge you to change your vote and vote AGAINST the Wisconsin deal by sending in the BLUE proxy. Only the latest-dated proxy will count. For more information about MidAmerican's merger proposal, call this toll-free number:

                         1-888-PRO-IOWA (1-888-776-4692)

[MidAmerican Energy logo]

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and other materials are incorporated herein by reference.

[Letter accompanying proxy materials mailed to IES Shareholders who hold shares in "street" name]

[MidAmerican Energy Company Letterhead]

                                                                 August 26, 1996

Dear IES Shareholder:

         Enclosed please find materials recently forwarded to IES Industries shareholders by MidAmerican Energy Company. You should be receiving this material shortly from the broker or bank where you hold your shares. As distribution of proxy materials can sometimes be delayed, we thought you would appreciate receiving a copy of this material promptly.

         If you have questions regarding MidAmerican Energy's merger proposal, please call us toll-free at 1-888-776-4692. You may also contact your broker on this important matter.

         IES's Annual Meeting, scheduled for September 5, is only days from now and your vote is important. To preserve your opportunity to consider the MidAmerican merger proposal which offers you greater value, you should vote AGAINST the Wisconsin deal. Please instruct your broker to execute a BLUE proxy card on your behalf voting AGAINST the Wisconsin deal. You should also return your BLUE proxy card by mail upon receipt to make sure that your shares are voted.

         Thank you for your interest and your prompt attention to this matter.

                                                     Sincerely,
                                                     /s/ J. Sue Rozema
                                                     J. SUE ROZEMA

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.